Mail Stop 3561

September 23, 2008

Hal N. Pennington, Chairman and Chief Executive Officer
Genesco Inc.
Genesco Park
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895

       Re: Genesco Inc.
              Form 10-K for fiscal year ended February 2, 2008
              Filed April 2, 2008
              File No. 001-03083

Dear Mr. Pennington:

       We have completed our review of your filing and we have no further comments at this time.

                        Sincerely,

                        John Reynolds
                        Assistant Director

cc: Jennifer Noonan
        FAX: (615) 742-2765